NSAR ITEM 77C.1

The Explorer Institutional Active Core Fund


(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of The Explorer Institutional Active Core Fund (the "Fund") included:

        None

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For     384,835                 Against  0

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For     384,835                 Against 0